

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2020

Susan Panuccio
Chief Financial Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

  Re: News Corporation
    Form 10-K for the Fiscal Year Ended June 30, 2019
    Filed August 13, 2019
    File No. 001-35769

Dear Ms. Panuccio:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing